UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70311

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stax Capital**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2262 Carmel Valley Road, Suite G

(No. and Street)

Del Mar	CA	92014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	973-727-7379	Robert.Campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.

(Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Finley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stax Capital, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STAX CAPITAL
(SEC I.D. No 8-70311)

Stax Capital

Financial Statement
As of December 31, 2025, and
Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934.

A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of Stax Capital

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stax Capital as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stax Capital as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Stax Capital's management. Our responsibility is to express an opinion on Stax Capital's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stax Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Stax Capital's auditor since 2022.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 7, 2026

STAX CAPITAL
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS	
Cash	$237,899
Prepaid expenses	10,614
Computer Equipment-net	2,868
Total assets	$251,381

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Marketing payable	85,573
Accrued liabilities	7,921
Total liabilities	93,494

STOCKHOLDER'S EQUITY	
Common stock, $0 par value, 10,000 share authorized, no shares issued and outstanding	-
Additional paid in capital	537,305
Retained earnings (accumulated deficit)	(379,418)
Total Stockholder's equity	157,887
Total liabilities and Stockholder's Equity	$251,381

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

STAX Capital (the "Company") is a California corporation formed in 2019 and is a wholly owned subsidiary of STAX Capital Holdings, LLC., the ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company participates in the private placement of securities; the selling of limited partnerships in primary distributions; and as a retailer of mutual funds.

Rule 15c3-3 Exemption

The Company acts as a broker-dealer and does not claim an exemption from SEA Rule 15c3-3, pursuant to paragraph (k) of the rule. The Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to effecting securities transactions via subscriptions. As such the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2025. The Company recognizes placement fees when investor subscriptions are accepted by the issuer of the investment program.

Customer Concentration
For the fiscal year ended December 31, 2025, one customer represented 12% of total revenue.

Placement and marketing fees underwritings
The Company recognizes placement revenue monthly in arrears from other broker dealers through commission sharing agreements when it introduces a private fund client to those broker dealers. The Company earns marketing fee revenue from its private fund and private company clients through placement agreements when it introduces investors that subsequently close a transaction directly with the private fund or private company. The Company believes that the performance obligation is satisfied on the deal close date because that is when the purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Service Income
The Company recognizes service income from mutual funds recognized on a trade date basis, which is when the performance obligations have been met. Payment is received the following month and there are no significant payment terms.

Interest income
Interest income is recognized on an accrual basis.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(CONTINUED)

<u>Revenue Recognition -continued</u>

Represents revenue from Investment company sales

Upfront Sales Commissions

The Company earns upfront commissions from investment companies in connection with the sale of mutual funds and other packaged investment products to retail customers. These commissions are typically calculated as a percentage of the customer's investment amount and are paid by the product sponsor.

The Company's performance obligation is satisfied at a point in time upon execution of the transaction, when the customer's purchase of the fund shares is completed and the Company has fulfilled its distribution services. Accordingly, upfront commissions are recognized on the trade date.

Trailer Fees / Ongoing Distribution Fees

The Company receives ongoing trailer fees (including Rule 12b-1 fees or similar distribution and service fees) from investment companies based on a percentage of assets held by customers.

Trailer fees compensate the Company for ongoing distribution support and shareholder servicing activities. These services represent a series of distinct services that are substantially the same and are transferred to the customer over time.

Accordingly, trailer revenue is recognized over time as the services are provided, generally calculated monthly or quarterly based on average daily net assets held by customers during the period.

Because trailer fees are asset-based, they are considered variable consideration and are recognized in the period in which the underlying AUM occurs.

<u>Computer Equipment</u>

Computer equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved, and any resulting gain or loss is reflected in operations during the period of disposition.

STAX CAPITAL
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Account Receivable

Accounts receivable consist of fees due from customers and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Current Expected Credit Losses ("CECL")

When determining the estimate of the expected credit losses, the Company considers its actual historical collection experience, the length of time the receivable has been outstanding and the credit quality of its counterparties. The Company continually reviews these credit quality indicators. All receivables were originated in the current year. All receivables were current as of December 31, 2025. There were no changes in the factors that influenced management's accounting policies or their current estimate of credit losses. There were no significant write offs. As a result, the expected credit losses as of December 31, 2025, were immaterial.

Income Taxes

The Company is a Sub-Chapter S Corporation and is a pass-through entity for federal income tax purposes. At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2023 through 2025) remain subject to income tax audits.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

NOTE 3: Commitments and Contingencies

In March of 2024, the Company entered two consecutive leases for new office space with a related party. The initial lease term was from March 1, 2024, through February 15, 2025. The second lease term was from February 16, 2025, through December 31, 2025. The second lease expires on December 31, 2025, with a monthly rent of $3,000.

NOTE 4 Related Party

There were no related party transactions in the fiscal year ended December 31, 2025, other than the lease. Rent expense related to the lease totaled $36,000 and is disclosed as rent on the statement of operations.

Note 5: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 15 to 1.

At December 31, 2025, the Company has net capital of $144,405 which exceeded the required net capital by $138,172 and its aggregate indebtedness to net capital ratio was .6474 to 1.

Note 6: Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the following investments products: Delaware Statutory Trusts, Qualified Opportunity Funds, Private Real Estate Funds and Private Credit. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw funds. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7: Computer equipment

As of December 31, 2025, the Company had computer equipment of:

Computer Equipment	$4,302
Accumulated depreciation	(1,434)
Computer Equipment net	$2,868

Computer equipment is amortized on a straight-line basis with a three-year useful life. Depreciation expense for the year ended December 31, 2025, was $1,434.

Note 8: Subsequent Events

The Company has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statement.